UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Hamilton Beach Brands Holding Company

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

40701T203

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2020 GST Trust for Helen R. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2020 GST Trust for Clara R. Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2020 GST Trust for Matthew M. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2020 GST Trust for James T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2020 GST Trust for Thomas P. K. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2020 GST Trust for Chloe R. Seelbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2020 GST Trust for Claiborne R. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2020 GST Trust for Julia R. Kuipers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2020 GST Trust for Anne F. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2020 GST Trust for Elisabeth M. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 2012 Alison A. Rankin Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1

  NAME OF REPORTING PERSONS

  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1

  NAME OF REPORTING PERSONS

  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of A. Farnham Rankin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1

  NAME OF REPORTING PERSONS

  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1

  NAME OF REPORTING PERSONS

  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of Elisabeth M. Rankin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 393,949
	8	SHARED VOTING POWER 1,249,967
	9	SOLE DISPOSITIVE POWER 393,949
	10	SHARED DISPOSITIVE POWER 1,249,967

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,643,916
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.10%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,613
	8	SHARED VOTING POWER 74,448
	9	SOLE DISPOSITIVE POWER 77,613
	10	SHARED DISPOSITIVE POWER 1,285,114

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.07%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,613
	8	SHARED VOTING POWER 15,382
	9	SOLE DISPOSITIVE POWER 77,613
	10	SHARED DISPOSITIVE POWER 1,226,048

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,303,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.59%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,382
	8	SHARED VOTING POWER 77,613
	9	SOLE DISPOSITIVE POWER 15,382
	10	SHARED DISPOSITIVE POWER 1,2881279

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,303,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.59%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 146,937
	8	SHARED VOTING POWER 3,222
	9	SOLE DISPOSITIVE POWER 146,937
	10	SHARED DISPOSITIVE POWER 1,213,888

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,360,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.02%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corbin K. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,222
	8	SHARED VOTING POWER 146,937
	9	SOLE DISPOSITIVE POWER 3,222
	10	SHARED DISPOSITIVE POWER 1,357,603

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,360,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.02%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matthew M. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,649
	8	SHARED VOTING POWER 1,930
	9	SOLE DISPOSITIVE POWER 11,649
	10	SHARED DISPOSITIVE POWER 340,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,874
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.80%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth B. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 722
	8	SHARED VOTING POWER 12,857
	9	SOLE DISPOSITIVE POWER 722
	10	SHARED DISPOSITIVE POWER 351,152

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,874
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.80%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 124,049
	8	SHARED VOTING POWER 2,360
	9	SOLE DISPOSITIVE POWER 124,049
	10	SHARED DISPOSITIVE POWER 1,213,026

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,337,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.43%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe O. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,360
	8	SHARED VOTING POWER 124,049
	9	SOLE DISPOSITIVE POWER 2,360
	10	SHARED DISPOSITIVE POWER 1,334,715

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,337,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.43%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roger F. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 194,234
	8	SHARED VOTING POWER 12,992
	9	SOLE DISPOSITIVE POWER 194,234
	10	SHARED DISPOSITIVE POWER 1,223,658

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,417,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.45%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alison A. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,613
	8	SHARED VOTING POWER 200,613
	9	SOLE DISPOSITIVE POWER 6,613
	10	SHARED DISPOSITIVE POWER 1,411,279

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,417,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.45%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Butler, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,448
	8	SHARED VOTING POWER 77,613
	9	SOLE DISPOSITIVE POWER 74,448
	10	SHARED DISPOSITIVE POWER 1,288,279

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.07%
14	TYPE OF REPORTING PERSON* IN

Part II to Schedule 13D

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (the “Class B Common”) of Hamilton Beach Brands Holding Company (the “Issuer”) held by Rankin Associates II, L.P., a Delaware limited partnership (“Rankin II”), that appeared in the Schedule 13D filed by the Reporting Persons on February 14, 2018 (the “Initial Filing”) and as amended February 12, 2021, (collectively with Amendment No. 2, the “Filings”). This Amendment No. 2 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisition and/or disposition of shares of Class B Common by certain Reporting Persons. Capitalized items used herein but not defined herein have the meanings assigned to them in the Initial Filing.

Item 2.	Identity and Background.

(a)—(c) Item 2 of the Filings is hereby amended as follows:

The statements under the heading Alfred M. Rankin, Jr. which appear in the Filings, are hereby deleted and replaced by the following:

Alfred M. Rankin, Jr. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Non-Executive Chairman of the Issuer at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Chairman and Chief Executive Officer of Hyster-Yale Materials Handling, Inc. at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Non- Executive Chairman of NACCO Industries, Inc. at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

The statements under the heading Lynne Turman Rankin which appear in the Filings, are hereby deleted and replaced by the following:

Lynne Turman Rankin. Ms. Rankin’s resident address is 2291 Woodward Way NW; Atlanta, GA 30305. She is employed at Turman Interiors.

The statements under the heading Julia Rankin Kuipers which appear in the Filings, are hereby deleted and replaced by the following:

Julia Rankin Kuipers. Ms. Kuipers’ address is 107 Elm Ct. Chagrin Falls, Ohio 44022. She is not employed.

The following new Reporting Person shall be added:

BTR 2020 GST Trust for Helen R. Butler. Helen R. Butler is the trustee of the trust. Ms. Butler’s resident address is 7575 Old Mill Rd, P.O. Box 477, Gates Mills, OH 44040. She is a Sales Associate at Wool and Willow.

BTR 2020 GST Trust for Clara R. Williams. Clara R. Williams is the trustee of the trust. Ms. Williams’ resident address is 1654 N. Dayton Street, Chicago, Illinois 60614. She is a jewelry designer.

BTR 2020 GST Trust for Matthew M. Rankin. Thomas T. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 214 Banbury Road, Richmond, Virginia 23221. He is retired.

BTR 2020 GST Trust for James T. Rankin. Thomas T. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 214 Banbury Road, Richmond, Virginia 23221. He is retired.

BTR 2020 GST Trust for Thomas P. K. Rankin. Thomas T. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 214 Banbury Road, Richmond, Virginia 23221. He is retired.

BTR 2020 GST Trust for Chloe R. Seelbach. Claiborne R. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

BTR 2020 GST Trust for Claiborne R. Rankin, Jr. Claiborne R. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

BTR 2020 GST Trust for Julia R. Kuipers. Claiborne R. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

BTR 2020 GST Trust for Anne F. Rankin. Roger F. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.

BTR 2020 GST Trust for Elisabeth M. Rankin. Roger F. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.

2012 Alison A. Rankin Trust. Alison A. Rankin is the trustee of the trust. Ms. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. She is an interior designer.

Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor. Alison A. Rankin is the trustee of the trust. Ms. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. She is an interior designer.

Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor. Alison A. Rankin is the trustee of the trust. Ms. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. She is an interior designer.

Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of A. Farnham Rankin. Alison A. Rankin is the trustee of the trust. Ms. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. She is an interior designer.

Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of Elisabeth M. Rankin. Ms. Rankin is the trustee of the trust. Ms. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. She is an interior designer.

The statements under the heading Bruce T. Rankin which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Victoire G. Rankin which appear in the Filings, are hereby deleted in their entirety.

Item 5.	Interest in Securities of the Issuer.

The statements under the heading Alfred M. Rankin, Jr. which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 393,949 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 472,371 shares of Class B Common held by Rankin I with the other general partners and shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the other partners, (b) as trustee and beneficiary of certain trusts, shares the power to vote the 400,000 shares of Class B Common held by Rankin IV with the other general partners of Rankin IV and shares the power to dispose of the 400,000 shares of Class B Common held by Rankin IV with the other general partners and limited partners of Rankin IV, (c) as trustee and beneficiary of certain trusts, shares the power to vote the 338,295 shares of Class B Common held by Rankin II with the other stockholders of RMI, as General Partner of Rankin II, and shares the power to dispose of the 338,295 shares of Class B Common held by Rankin II with the other individuals and entities holding limited partnership interests in Rankin II, (d) shares with his mother (Clara L.T. Rankin) the power to vote and dispose of 9,600 shares of Class B Common pursuant to an agreement with his mother, creating a trust for the benefit of her grandchildren, (e) shares with PNC Bank, N.A. the power to vote and dispose of 18,625 shares of Class B Common held by the A.M. Rankin Sr. GST Trusts for the benefit of Alfred M. Rankin, Sr.’s grandchildren, (f) is deemed to share with his spouse (Victoire G. Rankin) the power to vote and dispose of 34,936 shares of Class B Common owned by his spouse and (g) shares with his brother (Bruce T. Rankin) the power to dispose of 11,076 shares of Class B Common held in trust for the benefit of that brother. Collectively, the 1,643,916 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 41.10% of the Class B Common outstanding as of December 31, 2021.

The statements under the heading Helen R. Butler which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Helen R. Butler. Ms. Butler has the sole power to vote and dispose of 77,613 shares of Class B Common. Ms. Butler shares the power to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I, (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) 338,295 shares of Class B Common held by Rankin II with the General Partner and other Limited Partners of Rankin II. Ms. Butler (a) is deemed to share with her spouse (John C. Butler, Jr.) the power to vote and dispose of 66,438 shares of Class B Common held by her spouse, (b) is deemed to share with her spouse (John C. Butler, Jr., as trustee) the power to vote and dispose of (i) 4,083 shares of Class B Common held in a trust for the benefit of her daughter (Clara R. Butler) and (ii) 3,927 shares of Class B Common held in a trust for the benefit of her son (Griffin B. Butler). Collectively, the 1,362,727 shares of Class B Common beneficially owned by Ms. Butler constitute approximately 34.07% of the Class B Common outstanding as of December 31, 2021.

The statements under the heading John C. Butler, Jr. which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

John C. Butler, Jr. Mr. Butler has the sole power to vote and dispose of 74,448 shares of Class B Common. Mr. Rankin has the power to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I, (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) 338,295 shares of Class B Common held by Rankin II with the General Partner and other Limited Partners of Rankin II. Mr. Rankin (a) is deemed to share with his spouse (Helen R. Butler) the power to vote and dispose of 77,613 shares of Class B Common owned by his spouse. Collectively, the 1,362,727 shares of Class B Common beneficially owned by Mr. Butler constitute approximately 34.07% of the Class B Common outstanding as of December 31, 2021.

The statements under the heading Clara T. Rankin Williams which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Clara T. Rankin Williams. Ms. Williams has the sole power to vote and dispose of 77,613 shares of Class B Common held in trust. Ms. Williams shares the power to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I, (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) 338,295 shares of Class B Common held by Rankin II with the General Partner and other Limited Partners of Rankin II. Ms. Williams is deemed to share with her spouse (David B. Williams) (d) the power to vote and dispose of 8,902 shares of Class B Common owned by her spouse and (e) the power to vote and dispose of (i) 3,927 shares of Class B Common held in a trust for the benefit of her daughter (Margo Jamison Victoire Williams) and (ii) 2,553 shares of Class B Common held in a trust for the benefit of her daughter (Helen Charles Williams). Collectively, the 1,303,661 shares of Class B Common beneficially owned by Ms. Williams constitute approximately 32.59% of the Class B Common outstanding as of December 31, 2021.

The statements under the heading David B. Williams which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

David B. Williams. Mr. Williams has the sole power to vote and dispose of 15,382 shares of Class B Common. Mr. Williams is deemed to share the power to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I, (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) 338,295 shares of Class B Common held by Rankin II with the General Partner and other Limited Partners of Rankin II. Mr. Williams is deemed to share with his spouse (Clara T. Rankin Williams) (a) the power to vote and dispose (i) 77,289 shares of Class B Common beneficially owned by his spouse and (ii) 324 shares of Class B Common, held in a trust for the benefit of his spouse, for which his spouse is the trustee. Collectively, the 1,303,661 shares of Class B Common beneficially owned by Mr. Williams constitute approximately 32.59% of the Class B Common outstanding as of December 31, 2021.

The statements under the heading Thomas T. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Thomas T. Rankin. Mr. Rankin has the sole power to vote and dispose of 146,937 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 472,371 shares of Class B Common held by Rankin I with the other general partners of Rankin I and shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and limited partners of Rankin I, (b) as trustee and beneficiary of certain trusts, shares the power to vote the 400,000 shares of Class B Common held by Rankin IV with the other general partners Rankin IV and shares the power to dispose of the 400,000 shares of Class B Common held by Rankin IV with the other general partners and limited partners Rankin IV, (c) as trustee and beneficiary of certain trusts, shares the power to vote the 338,295 shares of Class B Common held by Rankin II with the other stockholders of RMI, as General Partner of Rankin II, and shares the power to dispose of the 338,295 shares of Class B Common held by Rankin II with the other individuals and entities holding limited partnership interests in Rankin II and (d) is deemed to share with his spouse (Corbin K. Rankin) the power to vote and dispose of 3,222 shares of Class B Common owned by his spouse. Collectively, the 1,360,825 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 34.02% of the Class B Common outstanding as of December 31, 2021.

The statements under the heading Corbin K. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Corbin K. Rankin. Ms. Rankin has the sole power to vote and dispose of 3,222 shares of Class B Common. Ms. Rankin shares the power to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I, (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) 338,295 shares of Class B Common held by Rankin II with the General Partner and other Limited Partners of Rankin II. Ms. Rankin is deemed to share with her spouse (Thomas T. Rankin) the power to vote and dispose (i) 145,965 shares of Class B Common owned by her spouse, (ii) 324 shares of Class B Common held in trust for the benefit of Matthew Rankin, (iii) 324 shares of Class B Common held in trust for the benefit of James Rankin and (iv) 324 shares of Class B Common held in trust for the benefit of Thomas P. K. Rankin, for which her spouse is the trustee. Collectively, the 1,360,825 shares of Class B Common beneficially owned by Corbin K. Rankin, constitute approximately 34.02% of the Class B Common outstanding as of December 31, 2021.

The statements under the heading Matthew M. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Matthew M. Rankin. Mr. Rankin has the sole power to vote and dispose of 11,649 shares of Class B Common. Mr. Rankin is deemed to share the power to dispose of 338,295 shares of Class B Common held by Rankin II with the General Partner and other Limited Partners. Mr. Rankin (a) shares with his brother (James T. Rankin) the power to vote and dispose of 645 shares of Class B Common held in a trust for the benefit of his daughter (Mary M. Rankin) because Mr. Rankin is co-trustee of the trust, (b) shares with his brother (James T. Rankin) the power to vote and dispose of 563 shares of Class B Common held in a trust for the benefit of his son (William A. Rankin) because Mr. Rankin is co-trustee of the trust and (c) is deemed to share with his spouse (Elizabeth B. Rankin) the power to vote and dispose of 722 shares of Class B Common owned by his spouse. Collectively, the 351,874 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 8.80% of the Class B Common outstanding as of December 31, 2021.

The statements under the heading Elizabeth B. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Elizabeth B. Rankin. Ms. Rankin has the sole power to vote and dispose of 722 shares of Class B Common. Ms. Rankin is deemed to share the power to dispose of 351,152 shares of Class B Common held by Rankin II with the General Partner and other Limited Partners. Ms. Rankin is deemed to share with her spouse (Matthew M. Rankin) the power to vote of 12,857 shares of Class B Common owned by her spouse. Collectively, the 351,874 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 8.80% of the Class B Common outstanding as of December 31, 2021.

The statements under the heading Claiborne R. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Claiborne R. Rankin. Mr. Rankin has the sole power to vote and dispose of 124,049 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 472,371 shares of Class B Common held by Rankin I with the other general partners of Rankin I and shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and limited partners of Rankin I, (b) as trustee and beneficiary of certain trusts, shares the power to vote the 400,000 shares of Class B Common held by Rankin IV with the other general partners of Rankin IV and shares the power to dispose of the 400,000 shares of Class B Common held by Rankin IV with the other general partners and limited partners of Rankin IV, (c) as trustee and beneficiary of certain trusts, shares the power to vote the 338,295 shares of Class B Common held by Rankin II with the other stockholders of RMI, as General Partner of Rankin II, and shares the power to dispose of the 338,295 shares of Class B Common held by Rankin II with the other individuals and entities holding limited partnership interests in Rankin II and (d) is deemed to share with his spouse (Chloe O. Rankin) the power to vote and dispose of 2,360 shares of Class B Common owned by his spouse. Collectively, the 1,337,075 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 33.43% of the Class B Common outstanding as of December 31, 2021.

The statements under the heading Chloe O. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Chloe O. Rankin. Ms. Rankin has the sole power to vote and dispose of 2,360 shares of Class B Common held in a trust for her benefit. Ms. Rankin shares the power to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners, (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) 338,295 shares of Class B Common held by Rankin II with the General Partner and other Limited Partners of Rankin II. Ms. Rankin is deemed to share with her spouse (Claiborne R. Rankin) the power to vote and dispose of (i) 123,080 shares of Class B Common owned by her spouse, (ii) 323 shares of Class B Common held in trust for the benefit of Chloe Seelbach, (iii) 323 shares of Class B Common held in trust for the benefit of Claiborne Rankin, Jr. and (iv) 323 shares of Class B Common held in trust for the benefit of Julia Rankin Kuipers, for which her spouse is the trustee. Collectively, the 1,337,075 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 33.43% of the Class B Common outstanding as of December 31, 2021.

The statements under the heading Roger F. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Roger F. Rankin. Mr. Rankin has the sole power to vote and dispose of 194,234 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 472,371 shares of Class B Common held by Rankin I with the other general partners of Rankin I and shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and limited partners of Rankin I, (b) as trustee and beneficiary of certain trusts, shares the power to vote the 400,000 shares of Class B Common held by Rankin IV with the other general partners of Rankin IV and shares the power to dispose of the 400,000 shares of Class B Common held by Rankin IV with the other general partners and limited partners Rankin IV, (c) as trustee and beneficiary of certain trusts, shares the power to vote the 338,295 shares of Class B Common held by Rankin II with the other stockholders of RMI, as General Partner of Rankin II, and shares the power to dispose of the 338,295 shares of Class B Common held by Rankin II with the other individuals and entities holding limited partnership interests in Rankin II, (d) is deemed to share with his spouse (Allison A. Rankin) the power to vote and dispose of 6,613 shares of Class B Common owned by his spouse and (e) is deemed to share with his spouse (Alison A. Rankin) the power to vote and dispose of (i) 4,133 shares of Class B Common held in trust for his daughter (A. Farnham Rankin) and (ii) 2,246 shares of Class B Common held in trust for another daughter (Elisabeth M. Rankin) for which his spouse is trustee. Collectively, the 1,417,892 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 35.45% of the Class B Common outstanding as of December 31, 2021.

The statements under the heading Alison A. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Alison A. Rankin. Ms. Rankin has the sole power to vote and dispose of 6,613 shares of Class B Common held in trusts for her benefit. Ms. Rankin shares the power to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners, (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) 338,295 shares of Class B Common held by Rankin II with the General Partner and other Limited Partners of Rankin II. Ms. Rankin is deemed to share with her spouse (Roger F.

Rankin) the power to vote and dispose (a) 193,586 shares of Class B Common owned by her spouse, (b) 4,133 shares of Class B Common held in trust for her daughter (A. Farnham Rankin), (c) 2,246 shares of Class B Common held in trust for another daughter (Elisabeth M. Rankin) for which Ms. Rankin is trustee, (d) 324 shares of Class B Common held in trust for her daughter (A. Farnham Rankin) and (e) 324 shares of Class B Common held in trust for her daughter (Elisabeth M. Rankin), for which her spouse is the trustee. Collectively, the 1,417,892 shares of Class B Common beneficially owned by Alison A. Rankin constitute approximately 35.45% of the Class B Common outstanding as of December 31, 2021.

The following new Reporting Persons shall be added:

BTR 2020 GST Trust for Helen R. Butler. The trust has no power to vote or dispose of any shares of Class B Common. Helen R. Butler, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2020 GST Trust for Clara R. Williams. The trust has no power to vote or dispose of any shares of Class B Common. Clara R. Williams, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2020 GST Trust for Matthew M. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Thomas T. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2020 GST Trust for James T. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Thomas T. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2020 GST Trust for Thomas P. K. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Thomas T. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2020 GST Trust for Chloe R. Seelbach. The trust has no power to vote or dispose of any shares of Class B Common. Claiborne R. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2020 GST Trust for Claiborne R. Rankin, Jr. The trust has no power to vote or dispose of any shares of Class B Common. Claiborne R. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2020 GST Trust for Julia R. Kuipers. The trust has no power to vote or dispose of any shares of Class B Common. Claiborne R. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2020 GST Trust for Anne F. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Roger F. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2020 GST Trust for Elisabeth M. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Roger F. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

2012 Alison A. Rankin Trust. The trust has no power to vote or dispose of any shares of Class B Common. Alison A. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor. The Trust has no power to vote or dispose of any shares of Class B Common. Alison A. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor. The Trust has no power to vote or dispose of any shares of Class B Common. Alison A. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of A. Farnham Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Alison A. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of Elisabeth M. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Alison A. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

The statements under the heading Bruce T. Rankin which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Victoire G. Rankin which appear in the Filings, are hereby deleted in their entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided with respect to Rankin Associates II, L.P. is hereby deleted and replaced by the following:

Rankin Associates II, L.P.

Under the terms of the First Amended and Restated Limited Partnership Agreement of Rankin Associates II, L.P., dated as of December 8, 2021 (the “First Amended and Restated Rankin II Partnership Agreement”), filed as Exhibit 21 hereto and incorporated herein by reference, RMI, as the General Partner of Rankin II, has the sole power to vote the Class A Common and Class B Common held by Rankin II. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. RMI shares the power to dispose of the Class A Common and Class B Common held by Rankin II with the other individuals and entities holding limited partnership interests in Rankin II. Under the terms of the First Amended and Restated Rankin II Partnership Agreement, Rankin II may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of RMI and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin II (“Rankin II Partnership Interests”).

The First Amended and Restated Rankin II Partnership Agreement restricts the transfer of Rankin II Partnership Interests by the Partners and provides the Partners and Rankin II with a right of first refusal to acquire Rankin II Partnership Interests that a Partner desires to sell and a repurchase obligation to compel the sale of Rankin II Partnership Interests by the Partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the First Amended and Restated Rankin II Partnership Agreement.

The information provided with respect to the Stockholders’ Agreement is hereby amended by inserting at the end thereof the following:

Effective February 11, 2022, each of the Issuer and the Participating Stockholders executed and delivered an Amendment to the Stockholders’ Agreement amending the Stockholders’ Agreement to add additional Participating Stockholders under the Stockholders’ Agreement. A copy of the Amendment to the Stockholders’ Agreement is attached hereto as Exhibit 22 and is incorporated herein in its entirety.

The information provided with respect to Rankin Associates I, L.P. is hereby deleted and replaced by the following:

Rankin Associates I, L.P.

Under the terms of the Third Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of December 8, 2021 (the “Rankin I Partnership Agreement”), filed as Exhibit 23 hereto and incorporated herein by reference, Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin I, share the power to vote the Class A Common and Class B Common held by Rankin I. Further, under such terms, voting actions are determined by the general partners owning at least a majority of the general partnership interests of Rankin I. Each of the trusts holding general and limited partnership interests in Rankin I share with each other the power to dispose of Class A Common and Class B Common held by Rankin I. Under the terms of the Rankin I Partnership Agreement, Rankin I may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the general partners holding more than 75% of the general partnership interests in Rankin I and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin I (“Rankin I Partnership Interests”).

The Rankin I Partnership Agreement restricts the transfer of Rankin I Partnership Interests by the partners and provides the partners and Rankin I with a right of first refusal to acquire Rankin I Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin I Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin I Partnership Agreement.

The information provided with respect to Rankin Associates IV, L.P. is hereby deleted and replaced by the following:

Rankin Associates IV, L.P.

Under the terms of the Second Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P., dated as of December 8, 2021 (the “Rankin IV Partnership Agreement”), filed as Exhibit 24 hereto and incorporated herein by reference, the general partners share the power to vote the Class A Common and Class B Common held by Rankin IV. Further, under such terms, voting actions are determined by the general partners owning at least a majority of the general partnership interests of Rankin IV. Each of the trusts holding general and limited partnership interests in Rankin IV share with each other the power to dispose of Class A Common and Class B Common held by Rankin IV. Under the terms of the Rankin IV Partnership Agreement, Rankin IV may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the general partners holding more than 75% of the general partnership interests in Rankin IV and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin IV (the “Rankin IV Partnership Interests”).

The Rankin IV Partnership Agreement restricts the transfer of Rankin IV Partnership Interests by the partners and provides the partners and Rankin IV with a right of first refusal to acquire Rankin IV Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin IV Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin IV Partnership Agreement.

Item 7. Material to be Filed as Exhibits.

Exhibit 21	First Amended and Restated Limited Partnership Agreement of Rankin Associates II, L.P., dated as of December 8, 2021.

Exhibit 22	Amendment to Stockholders’ Agreement, dated as of February 11, 2022, by and between the Depository, the Issuer, the new Participating Stockholders and the Participating Stockholders.

Exhibit 23	Third Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of December 8, 2021.

Exhibit 24	Second Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P., dated as of December 8, 2021.

Exhibit 25	Joint Filing Agreement.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

Name: Rankin Associates II, L.P.
By: Rankin Management, Inc., its Managing Partner

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

RANKIN MANAGEMENT, INC.

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

REPORTING PERSONS

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Helen R. Butler*

Attorney-in-Fact for Clara T. Rankin Williams*

Attorney-in-Fact for Thomas T. Rankin*

Attorney-in-Fact for Matthew M. Rankin*

Attorney-in-Fact for Claiborne R. Rankin*

Attorney-in-Fact for Chloe O. Rankin*

Attorney-in-Fact for Roger F. Rankin*

Attorney-in-Fact for Alison A. Rankin*

Attorney-in-Fact for Corbin K. Rankin*

Attorney-in-Fact for James T. Rankin*

Attorney-in-Fact for Claiborne R. Rankin, Jr.*

Attorney-in-Fact for David B. Williams*

Attorney-in-Fact for Scott W. Seelbach*

Attorney-in-Fact for Elizabeth B. Rankin*

Attorney-in-Fact for Thomas P. Rankin*

Attorney-in-Fact for Julia Rankin Kuipers*

Attorney-in-Fact for Lynne T. Rankin*

Attorney-in-Fact for Chloe R. Seelbach*

Attorney-in-Fact for CRW 2020 GST Trust for Margo J.V. Williams*

Attorney-in-Fact for CRW 2020 GST Trust for Helen C. Williams*

Attorney-in-Fact for HRB 2020 GST Trust for Clara R. Butler*

Attorney-in-Fact for HRB 2020 GST Trust for Griffin B. Butler*

Attorney-in-Fact for JCB 2020 GST Trust for Clara R. Butler*

Attorney-in-Fact for JCB 2020 GST Trust for Griffin B. Butler*

Attorney-in-Fact for BTR 2020 GST Trust for Helen R. Butler*

Attorney-in-Fact for BTR 2020 GST Trust for Clara R. Williams*

Attorney-in-Fact for BTR 2020 GST Trust for Matthew M. Rankin*

Attorney-in-Fact for BTR 2020 GST Trust for James T. Rankin*

Attorney-in-Fact for BTR 2020 GST Trust for Thomas P. K. Rankin*

Attorney-in-Fact for BTR 2020 GST Trust for Chloe R. Seelbach*

Attorney-in-Fact for BTR 2020 GST Trust for Claiborne R. Rankin, Jr.*

Attorney-in-Fact for BTR 2020 GST Trust for Julia R. Kuipers*

Attorney-in-Fact for BTR 2020 GST Trust for Anne F. Rankin*

Attorney-in-Fact for BTR 2020 GST Trust for Elisabeth M. Rankin*

Attorney-in-Fact for Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor*

Attorney-in-Fact for Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor*

Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of A. Farnham Rankin*

Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of Elisabeth M. Rankin*

Attorney-in-Fact for 2012 Alison A. Rankin Trust*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 21 hereto.